Exhibit 2.2

MEETING OF

THE BOARD OF DIRECTORS OF

HARRISON, VICKERS & WATERMAN, INC.

October 24, 2018

The undersigned, constituting a majority of the Board of Directors (the “Board”) of Harrison Vickers & Waterman, Inc., a Nevada corporation (the “Corporation”) do hereby consent to the corporate actions specified below and authorize, adopt, approve and ratify the following resolutions pursuant to a meeting of the Board in accordance with the provisions of the Nevada Revised statutes.

WHEREAS, the Corporation names Christopher C Harrison as its Chief Executive Officer and authorizes him to open a bank account on the Corporation’s behalf.

The undersigned by affixing their signatures hereto, do hereby consent to authorize and approve the foregoing action in their capacity as members of the Board of the Corporation, as of the date first written above.

/s/ Jeffrey Canouse

/s/Isaac Onn